Crow & Associates
counsellors at law

Charles S. Crow, III David P. Cushing Reshma J. Amin	33 State Road, Suite F Princeton, New Jersey 08540 Telephone (609) 252-9015 Fax (609) 252-9019
___________

Mark D. Schorr
Of Counsel

January 20, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn.:	Mr. Howard Efron, Staff Accountant

	RE:	MLM Index Fund
Form 10-K Year for Ended December 31, 2009
File No.: 0-49767

Dear Mr. Efron:

Our firm acts as general counsel to Mount Lucas Management, the Manager of the registrant, MLM Index Fund, a Delaware Trust.  We are in receipt of your letter dated January 6, 2011 regarding comments by the Division of Corporation Finance to the Funds’ December 31, 2009 10-K.  As per our prior conversation on January 13, 2011, please accept this letter as our client’s formal response to the Division’s comments.  The paragraph below corresponds to that presented in your January 6, 2011 letter.

Form 10-K for the fiscal year ended December 31, 2009

1.General:  In response to the Division of Corporation Finance’s October 28, 2010 and January 6, 2011 comment letters, the MLM Index Fund (“MLM”) will provide series-level (1) financial statements and audit opinions, (2) business descriptions, (3) risk factor disclosure, and (4) evaluations and disclosures about the effectiveness of disclosure controls and procedures, internal controls or financial reporting at the series level as well as to the trust as a whole commencing with its 2010 10-K filing.  MLM’s CEO and CFO will further clarify that the scope of evaluation, disclosures, and their respective certifications apply at the series level and to the trust as a whole.

U.S. Securities and Exchange Commission
Division of Corporation Finance
January 20, 2011

Mount Lucas Management Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing that staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing and that Mount Lucas Management Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Very truly yours,

CROW & ASSOCIATES

/s/ Charles S. Crow
Charles S. Crow

CSC/tg
cc:	James A. Mehling, CFO
Nicholas Tsafos, CPA
Eisner Amper LLP